Via Facsimile; EDGAR and U.S. Mail


March 13, 2006


Ms. Joyce Sweeney, Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

      Re:  Pioneer Financial Services, Inc.
           Form 10-K for Fiscal Year Ended September 30, 2005
           SEC Registration No. 333-103293

Dear Ms Sweeny:

     This letter is being filed as EDGAR correspondence of Pioneer Financial Services, Inc. (the "Company"), SEC Registration No. 333-103293, to respond to comment of the staff of the Securities and Exchange Commission ("SEC") regarding the Company's Form 10-K for fiscal year ended September 30, 2005 (the "Comment").

     The text of the comment is set forth below in all capital letters and our response follows.

FORM 10-K FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2006
------------------------------------------------------

ITEM 15--EXHIBITS, FINANCIAL STATEMENT SCHEDULES

1. PLEASE AMEND YOUR 10-K TO PRESENT THE RATIO OF EARNINGS TO FIXED CHARGES FOR THE LAST FIVE FISCAL YEARS AS REQUIRED BY ITEM 503(d) OF REGULATION S-K

      Response

     As we discussed in our telephone conversation of March 10, 2006, we have reviewed the Form 10-K requirements and do not find a requirement to provide the disclosure set forth in Item 503(d) of Regulation S-K. Thus, pursuant to your request, we are providing this letter in response to the Comment, to indicate that we are taking no further action at this time and in resolution of this Comment.

     Thank you for your assistance and your prompt review of this letter. Please do not hesitate to contact me if you have any additional questions or if we can provide any further information. Also with respect to any future correspondence to the Company regarding its periodic reports and current reports, please send a copy of such correspondence to my attention.

                                Sincerely,

                                STINSON MORRISON HECKER LLP



                                /s/ Kenda K. Tomes

                                Kenda T. Tomes

cc:   William D. Sullivan
      Laura Stack
      Cindy McCall
      John A. Granda